Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: March 28, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INVITATION TO THE SHAREHOLDERS’ MEETING
SIGNATURES

Swisscom AG
Alte Tiefenaustrasse 6
3050 Bern
Switzerland
Valor No. 874 251
ISIN CH0008742519
Invitation to the Shareholders’ Meeting
Dear Shareholder,
We are pleased to invite you to the 9th Shareholders’ Meeting of Swisscom AG. The meeting is scheduled for Tuesday, 24 April 2007 at 2:30 p.m. in the Hallenstadion at Wallisellenstrasse 45, Zurich-Oerlikon. Doors will open at 1:30 p.m.
Agenda and proposals
1.	Annual report, annual financial statement and consolidated financial statements for the fiscal year 2006, reports of the statutory and group auditors
A. Proposal
The Board of Directors proposes that the annual report, the annual financial statement and the consolidated financial statements for fiscal year 2006 be approved.
B. Explanatory notes
Consolidated accounting concludes with a net income after deduction of minority interests of CHF 1 599 million. That corresponds to a drop of 20.9 per cent in comparison with the previous year. Earnings per share amounted to CHF 28.92 per share. It was reduced only by 14.4 per cent as a consequence of the share buyback. Operating results (EBITDA) sank by 9.2 per cent over the previous year, down to CHF 3 787 million.
Turnover also dropped by 0.8 per cent to CHF 9 653 million.
The annual financial statement of Swisscom AG shows a net income of CHF 1 665 million, and retained earnings of CHF 1 935 million.
The statutory and group auditors KPMG Klynveld Peat Marwick Goerdeler SA recommend in their reports to the shareholders’ meeting that the consolidated financial statements for the year ending 31 December 2006 and the annual financial statement of Swisscom AG for the year ending 31 December 2006 be approved.

2.	Appropriation of retained earnings and declaration of dividends
A. Proposal
The Board of Directors proposes that the retained earnings of CHF 1 935 million for fiscal year 2006 be appropriated as follows: CHF 881 million as dividend payments and CHF 1 054 million to be carried forward to the next fiscal year.
B. Explanatory notes
The proposed dividend amounts to CHF 17 per share. Provided the Shareholders’ Meeting approves this proposal, a net dividend of CHF 11.05, after deduction of a 35 per cent withholding tax, will be paid out on 27 April 2007.
3.	Discharge of the members of the Board of Directors and the ExecutiveBoard
A. Proposal
The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Executive Board for the activity in fiscal year 2006.
4.	Change of clause 6.1.2 of the articles of incorporation
A. Proposal
The Board of Directors proposes the maximum term of office for members of the Board of Directors be increased from eight to twelve years. Clause 6.1.2 of the articles of incorporation therefore reads as follows (change emphasized through italics): “It shall, as a rule, be elected by the ordinary Shareholders’ Meeting for a period of two years of office, subject to prior resignation or removal. The term of office of members of the board shall commence upon election. A year of office is taken to be the period of time from one ordinary Shareholders’ Meeting until the closing of the next ordinary Shareholders’ Meeting. Members of the Board of Directors who have reached the age of 70 shall retire from the Board of Directors upon the date of the next ordinary Shareholders’ Meeting. Members may serve a maximum of twelve years of office on the Board of Directors.”
B. Explanatory notes
With the increase in the maximum number of years in office, the Shareholders’ Meeting is getting more leeway in structuring the manning of the Board of Directors. They can make it possible for its members to have a longer involvement in the company, to the extent this is in the interest of Swisscom AG, and thus improve continuity in the corporate management. The age limitation of 70 remains unchanged.

5.	Re-elections to the Board of Directors
Further details concerning the persons proposed for re-election are contained in the 2006 annual report, corporate governance section.
5.1	Re-election of Fides P. Baldesberger
A. Proposal
The Board of Directors proposes that Fides P. Baldesberger, from Frick and Zollikon, residing in Lugano, be re-elected for a two-year term of office as a member of the Board of Directors.
B. Explanatory notes
Fides P. Baldesberger (born 1953) was elected to the Board of Directors two years ago and is a member of the Finance Committee. She is the CEO and President of the Board of Directors of Outils Rubis SA in Stabio.
5.2	Re-election of Michel Gobet
A. Proposal
The Board of Directors proposes that Michel Gobet, from Le Glèbe, residing in Neuenburg, be re-elected for a further two-year term of office as a member of the Board of Directors.
B. Explanatory notes
Michel Gobet (born 1954) was elected to the Board of Directors four years ago as an employee representative and is a member of the Personnel and Organisation Committee. He is employed full-time as secretary of the Swiss union «Kommunikation».
5.3	Re-election of Dr. Torsten G. Kreindl
A. Proposal
The Board of Directors proposes that Dr. Torsten G. Kreindl, from Austria, residing in Munich (D), be re-elected for a further two-year term of office as a member of the Board of Directors.
B. Explanatory notes
Dr. Torsten G. Kreindl (born 1963) was elected to the Board of Directors four years ago and is the chair of the Finance Committee and a member of the Compensation Committee. He is a full-time partner of the Grazia Equity GmbH.
5.4	Re-election of Richard Roy
A. Proposal
The Board of Directors proposes that Richard Roy, from Germany, residing in Dreieich (D), be re-elected for a further two-year term of office as a member of the Board of Directors.
B. Explanatory notes
Richard Roy (born 1955) was elected to the Board of Directors four years ago and is vice chair of the Board of Directors and a member of the Audit Committee. Richard Roy is selfemployed as a management consultant.

5.5	Re-election of Othmar Vock
A. Proposal
The Board of Directors proposes that Othmar Vock, from Zurich, residing in Itingen, be re-elected for a two-year term of office as a member of the Board of Directors.
B. Explanatory notes
Othmar Vock (born 1943) was elected to the Board of Directors two years ago and is the Chair of the Audit Committee and a member or the Compensation Committee. He is also a member of the listing committee of the SWX Swiss Exchange.
6.	Re-election of statutory auditors and group auditors
A. Proposal
The Board of Directors proposes that KPMG Klynveld Peat Marwick Goerdeler SA of Muri, near Berne, be re-elected as statutory auditors and group auditors for a one-year term.
B. Explanatory notes
KPMG Klynveld Peat Marwick Goerdeler SA has acted as auditors for Swisscom AG for three years. Detailed information on the independence of KPMG Klynveld Peat Marwick Goerdeler SA, the audit costs and the chief auditors are contained in the 2006 annual report publication, in the Corporate governance chapter.
Organizational notes
•     Annual report publication, reports of statutory auditors and group auditors
The annual report publication, consisting of the annual report, the annual financial statement and the consolidated financial statements as of 31 December 2006, as well as the reports of the statutory auditors and group auditors, are available for inspection at the company headquarters (Swisscom AG, Alte Tiefenaustrasse 6, CH-3048 Worblaufen). The annual report publication is also available in electronic form at www.swisscom.com/ir or can be ordered from Swisscom AG, Share Register, PO Box 1226, CH-4609 Olten, using the enclosed application form (please check the appropriate box).
•     Admission cards and voting documents
Please return your application form as soon as possible. Admission cards and voting documents will be dispatched between 5 April and 19 April 2007. Due to time constraints we cannot post the admission cards and voting documents after 19 April 2007.
In the event that you do not receive your admission card and voting documents, please go to the reception desk (GV desk) prior to the start of the Shareholders’ Meeting, where you will be given your admission card and voting documents in person upon presentation of proof of identity.

•      Entitlement to vote
All shareholders of Swisscom AG registered with voting rights in the Share Register at 4 p.m. on 20 April 2007 are entitled to vote at the Shareholders’ Meeting. If your admission card is no longer valid due to the fact that you have sold or purchased shares, please present the admission card at the reception desk (GV desk) prior to the start of the Shareholders’ Meeting so that we can have them corrected for you.
•     Proxy
You may arrange to be represented by another registered shareholder or a legally appointed representative.
You may also choose to be represented at the Shareholders’ Meeting by
•     Swisscom AG as corporate proxy or
•      Dr Markus Uhl, Attorney, PO Box, CH-8034 Zurich, as independent proxy or
•      your bank as custodial proxy as defined in Art. 689d of the Swiss Code of Obligations.
If appointing a proxy, please use only the proxy form on the application or admission card.
•      Custodial proxy
Custodial proxies as per Art. 689d of the Swiss Code of Obligations are asked to inform the Share Register (Swisscom AG, Share Register, PO Box 1226, CH-4609 Olten) of the number and the par value of the shares they are representing as soon as possible, but no later than the day of the Shareholders’ Meeting at the reception desk (GV desk). Custodial proxies may be either institutions governed by the Federal Law on Banks and Savings Banks or professional asset managers.
•      Early departure from the meeting
If you leave the Shareholders’ Meeting before it has ended, please present your unused voting documents at the exit so that the change in attendance can be recorded.
•      Translation
The Shareholders’ Meeting will be conducted in German with simultaneous translation into English and French.
•      Minutes
The minutes of the Shareholders’ Meeting will be available for inspection on the internet at www.swisscom.com/ir and at company headquarters starting 14 May 2007.
•      Webcast
The Shareholders’ Meeting will be broadcast live at www.swisscom.com/ir.
•      Additional information
Parking spaces are limited at the Hallenstadion. We recommend that you use public transport. You can reach the Hallenstadion from the Zurich main train station by using among others Tram 11 to Messe/Hallenstadion. The special travel ticket printed on the admission ticket entitles you to free transport with the public transportation facilities of Zurich Transport Association (zone 10). For your return journey, you will be presented with a corresponding ticket at the Shareholders’ Meeting. We cordially invite you to stay for refreshments after the Shareholders’ Meeting.

Further information on the Shareholders’ Meeting is available at www.swisscom.com/ir. If you have any questions regarding the Shareholders’ Meeting, you are also welcome to contact our Call Centre directly (freephone 0800 800 512, only within Switzerland). Please report any address changes directly to the Share Register (+41 62 311 61 61). We will also be happy to accept your questions and address changes by e-mail to: gvswisscom07@sag.ch.
Yours sincerely,
Swisscom AG
Board of Directors
Dr Anton Scherrer, Chairman
Enclosures:
•    Reply envelopes (Swisscom AG / independent voting proxy)
•    Application with proxy form

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 28, 2007	by:	/s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law